UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.	Press Release dated February 26, 2015: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2014 Results and Declares Quarterly Dividend on Common Stock.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2015

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2014 Results and Declares Quarterly Dividend on Common Stock

Monaco,  Monaco – February 26, 2015 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and twelve- month period ended December 31, 2014. The Board of Directors of the Company also declared a quarterly dividend of $0.02 per share of common stock for the fourth quarter of 2014.

Summary of Fourth Quarter 2014 Results

•

Net revenues for the fourth quarter of 2014 decreased by 34% to $39.1 million from $59.2 million during the same period in 2013.

•

Net loss for the fourth quarter of 2014 was $0.1 million from $31.0 million net income, during the same period in 2013. Adjusted net income1 for the fourth quarter of 2014 decreased by 85% to $4.7 million from $31.3 million, during the same period in 2013.

•

EBITDA2 for the fourth quarter of 2014 decreased by 69% to $13.4 million from $43.0 million during the same period in 2013.Adjusted EBITDA3 for the fourth quarter of 2014 decreased by 58% to $18.3 million from $43.3 million during the same period in 2013.

•

Loss per share4 and Adjusted earnings per share4 (“Adjusted EPS”) for the fourth quarter of 2014 was $0.04 and $0.01 respectively, calculated on a weighted average number of 83,454,102shares, compared to Earnings per share4(“EPS”) and Adjusted EPS of $0.38,in the fourth quarter 2013, calculated on a weighted average number of 79,916,260shares.

•

The Board of Directors of the Company declared a dividend of $0.02 per share for the fourth quarter of 2014.

Summary of Twelve Months Ended December 31, 2014 Results

•

Net revenues for the twelve-month period ended December 31, 2014 decreased by 17% to $154.1 million from $186.7 million during the same period in 2013.

•

Net income for the twelve-month period ended December 31, 2014 decreased by 82% to $14.6 million from $83.3 million. Adjusted net income for the twelve-month period ended December 31, 2014 decreased by 77% to $17.5 million from $75.4 million, during the same period in 2013.

•

EBITDA for the twelve-month period ended December 31, 2014 decreased by 49% to $66.7 million from $130.0 million during the same period in 2013. Adjusted EBITDA for the twelve-month period ended December 31, 2014 decreased by 43% to $69.6 million from $122.2 million during the same period in 2013.

•

EPS and Adjusted EPS for the twelve-month period ended December 31, 2014 was $0.06 and $0.10 respectively, calculated on a weighted average number of 83,446,970 shares, compared to $1.05 and $0.95 respectively, for the twelve month period ended December 31, 2013, calculated on a weighted average number of 77,495,029 shares.

1 Adjusted net income is a non-GAAP measure. Adjusted net income representsNet income/(loss) before gain on asset purchase cancellation, early redelivery income/(cost), loss from inventory valuation, (loss)/gain on derivatives and foreign currency respectively. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain on asset purchase cancellation, early redelivery income/(cost), loss from inventory valuation, (loss)/gain on derivatives and foreign currency respectively. See Table 1.

4 Earnings/(loss) per share and Adjusted earnings per share represent Net income/(loss) and Adjusted net income less Preferred dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

In January 2015, the Company took delivery of Kypros Bravery (Hull No. 822), a 78,000 dwt, Japanese eco-design newbuild Panamax class vessel. Upon her delivery, the vessel was employed in the spot charter market.

As of February 24, 2015, the Company’s operational fleet comprised of 33 drybulk vessels with an average age of 5.8 years and an aggregate carrying capacity of 3.0 million dwt. The fleet consists of 12 Panamax class vessels, 7 Kamsarmax class vessels, 11 Post- Panamax class vessels and 3 Capesize class vessels, all built 2003 onwards.

As of February 24, 2015, the Company had contracted to acquire 11 eco-design newbuild vessels, comprised of 4 Japanese Panamax class vessels, 3 Japanese Post-Panamax class vessels, 2 Japanese Kamsarmax class vessels and 2 Chinese Kamsarmax class vessels. Upon delivery of all of our newbuilds, assuming we do not acquire any additional vessels or dispose of any of our vessels, our fleet will comprise of 44 vessels, 15 of which will be eco-design vessels, having an aggregate carrying capacity of 3.9 million dwt.

As of February 24, 2015, the Company had entered into recapitulation agreements for the delayed delivery of 6 out of the 11 contracted newbuild vessels. As a result, the newbuild delivery schedule is as follows: three vessels to be delivered in 2015 instead of five; four vessels to be delivered in 2016 instead of five; three vessels to be delivered in 2017 instead of one; and one vessel to be delivered in 2018 instead of none.

Set out below is a table showing the contracted employment of Company’s vessels as of February 24, 2015:

Vessel Name	DWT	Year Built(1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
Panamax
Maria	76,000	2003	Japan	7,464	Feb 2015 - Aug 2015
Koulitsa	76,900	2003	Japan	13,250	Jun 2014- Jun 2015
Paraskevi	74,300	2003	Japan	8,500	Jul 2014 - Mar 2015
Vassos	76,000	2004	Japan	7,000	Jan 2015 - Mar 2015
Katerina	76,000	2004	Japan	5,250	Feb 2015 - Apr 2015
Maritsa	76,000	2005	Japan	5,565	Feb 2015 - May 2015
Efrossini	75,000	2012	Japan	10,400	Jul 2014 - May 2015
Zoe	75,000	2013	Japan
Kypros Land	77,100	2014	Japan	11,500	Feb 2015- May 2015
Kypros Sea	77,100	2014	Japan	12,350	Jan 2015- Apr 2015
Kypros Unity	78,000	2014	Japan	8,000	Feb 2015- Jun 2015
Kypros Bravery	78,000	2015	Japan	7,800	Jan 2015 - May 2015
Hull No. 1689(4)	76,500	2015	Japan	15,400	Apr 2015 - Apr 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI(5) + 9.5%	Jul 2013 - Jul 2015
Pedhoulas Trader	82,300	2006	Japan	BPI(5) + 6.5%	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	10,600	Jul 2014 - Apr 2015
Pedhoulas Commander	83,700	2008	Japan	10,500	Jul 2014 - Apr 2015
Pedhoulas Builder	81,600	2012	China	10,000	Nov 2014 - Mar 2015
Pedhoulas Fighter	81,600	2012	China	8,250	Jan 2015 - Mar 2015
Pedhoulas Farmer	81,600	2012	China	11,000	Sep 2014 - Aug 2015
Post-Panamax

Stalo	87,000	2006	Japan	6,000	Feb 2015 - Apr 2015
Marina	87,000	2006	Japan	5,250	Feb 2015 -Mar 2015
Xenia	87,000	2006	Japan
Sophia	87,000	2007	Japan	5,250	Feb 2015 - Apr 2015
Eleni	87,000	2008	Japan	7,000	Jan 2015 - Feb 2015
Martine	87,000	2009	Japan	9,100	Dec 2014 - Apr 2015
Andreas K	92,000	2009	South Korea	12,200	Dec 2014 - Mar 2015
Panayiota K	92,000	2010	South Korea
Venus Heritage	95,800	2010	Japan	11,400	Nov 2014 - Mar 2015
Venus History	95,800	2011	Japan	9,833	Sep 2014 - Jun 2015
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013 - Mar 2015
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Lake Despina	181,400	2014	Japan	24,376 (6)	Jan 2014 - Jan 2024
Total dwt of existing fleet	3,019,700

1)

For existing vessels the year represents the year built; for newbuilds the year represents the estimated year of delivery.

2)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 24, 2015, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

Newbuild vessel scheduled to be delivered in March 2015.

5)

A period time charter at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium.

6)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of February 24, 2015 was:

2015 (remaining)	28%
2015 (full year)	38%
2016	10%
2017	9%

Capital expenditure requirements and liquidity

As of December 31, 2014, the Company had agreed to acquire 12 newbuild vessels, with six to be delivered in 2015; five to be delivered in 2016, and one to be delivered in 2017. The remaining capital expenditure requirements to shipyards or sellers for the delivery of these 12 newbuilds amounted to $304.6million, of which $156.9million was scheduled to be paid in 2015, $127.4 million in 2016 and $20.3 million in 2017.

As of December 31, 2014, the Company had liquidity of $497.2million consisting of $107.3million in cash, $15.2million in restricted cash, $154.7million available under existing revolving credit facilities and $220.0million under committed loan facilities for twelve newbuild vessels.

As of February 24, 2015, the Company, following thedelivery of Kypros Bravery and the rescheduling of its deliveries program, had agreed to acquire 11 newbuild vessels, with three to be delivered in 2015; four to be delivered in 2016, three to be delivered in 2017 and one to be delivered in 2018. The remaining capital expenditure requirements to shipyards or sellers for the delivery of these 11 newbuilds, before minor adjustments for shipyards’ costs related to such delayed deliveries, amounted to $277.7million, of which $95.8million was scheduled to be paid in 2015, $91.7million in 2016,$69.9million in 2017 and $20.3million in 2018.

As of February 24, 2015, the Company had liquidity of $482.6 million consisting of $118.1 million in cash, $40.6 million in restricted cash, $119.9 million available under existing revolvingcredit facilities and $204.0 million under committed loan facilities for eleven newbuild vessels.

Dividend Declaration

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.02 per share payable on or about March 17, 2015 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on March 10, 2015.

The Company has 83,457,938 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We have delayed the delivery of six out of eleven newbuilds, expanding our newbuild program until 2018. We have maintained a reduced dividend to reward our shareholders, even in this low charter market.’’

Conference Call

On Friday, February 27, 2015 at 10:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until March 6, 2015 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2014 Results

Net loss for the fourth quarter of 2014 amounted to $0.1 million from $31.0 million net income, during the same period in 2013, mainly due to the following factors:

Net revenues: Net revenues decreased by 34% to $39.1 million for the fourth quarter of 2014, compared to $59.2 million for the same period in 2013, mainly due to a decrease in charter rates. The Company operated 32 vessels on average during the fourth quarter of 2014, earning aTCE5 rate of $11,849, compared to 28 vessels and a TCE rate of $22,550 during the same period in 2013.

Voyage expenses:Voyage expenses increased by 193% to $4.4 million for the fourth quarter of 2014 compared to $1.5 million for the same period in 2013, mainly due to an increase in the vessels’ repositioning expenses.

Vessel operating expenses: Vessel operating expenses increased by 14% to $12.4 million for the fourth quarter of 2014, compared to $10.9 million for the same period in 2013. The increase in operating expenses is mainly attributable to an increase in ownership days by 14% to 2,944 days for the fourth quarter of 2014 from 2,576 days for the same period in 2013.

Depreciation: Depreciation increased to $11.2 million for the fourth quarter of 2014, compared to $9.8 million for the same period in 2013, as a result of the increase in the average number of vessels operated by the Company during the fourth quarter of 2014.

Interest expense: Interest expense decreased to $1.9 million or 10% in the fourth quarter of 2014 from $2.1 million for the same period in 2013, as a result of the decrease in the average outstanding amount of loans and credit facilities.

Loss from inventory valuation: Loss from inventory valuation amounted to $4.0 million for the fourth quarter of 2014, compared to nil for the same period in 2013, resulting from the valuation of the bunkers remaining on board our vessels, which was affected by the decline of bunker market prices during the fourth quarter of 2014.

Loss on derivatives: Loss on derivatives increased to $ 0.9 million in the fourth quarter of 2014, compared to $0.3 million for the same period in 2013 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts was 2.2 years as of December 31, 2014. The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Daily vessel operating expenses6: Daily vessel operating expenses remained stable at $4,226 for the fourth quarter of 2014 compared to $4,224 for the same period in 2013.

Daily general and administrative expenses6: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager7and daily costs incurred in relation to our operation as a public company, decreased by 2% to $1,179for the fourth quarter of 2014, compared to $1,202 for the same period in 2013.

5 Time charter equivalent rates, or TCE rates, represent the Company's charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

6 See Table 2.

7 Safety Management Overseas S.A., referred to in this press release as our "Manager".

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME/(LOSS) (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2013	2014	2013	2014
REVENUES:
Revenues	60,816	40,593	191,520	159,900
Commissions	(1,644)	(1,536)	(4,799)	(5,806)
Net revenues	59,172	39,057	186,721	154,094
EXPENSES:
Voyage expenses	(1,535)	(4,376)	(10,207)	(19,429)
Vessel operating expenses	(10,882)	(12,442)	(41,964)	(50,634)
Depreciation	(9,780)	(11,152)	(37,394)	(43,084)
General and administrative expenses	(3,097)	(3,472)	(11,360)	(13,331)
Early redelivery income/(cost)	-	-	7,050	(532)
Loss from inventory valuation	-	(4,001)	-	(4,001)
Gain on asset purchase cancellation	-	-	-	3,633
Operating income	33,878	3,614	92,846	26,716
OTHER (EXPENSE) / INCOME:
Interest expense	(2,110)	(1,925)	(9,086)	(8,335)
Other finance costs	(354)	(504)	(1,032)	(1,132)
Interest income	246	63	1,008	821
(Loss)/gain on derivatives	(269)	(932)	813	(1,977)
Foreign currency (loss)/gain	(38)	86	(40)	13
Amortization and write-off of deferred finance charges	(334)	(550)	(1,252)	(1,472)
Net income/(loss)	31,019	(148)	83,257	14,634
Less preferred dividend	818	3,550	1,787	9,390
Net income/(loss) available for common shareholders	30,201	(3,698)	81,470	5,244
Earnings/(loss)per share	0.38	(0.04)	1.05	0.06
Weighted average number of shares	79,916,260	83,454,102	77,495,029	83,446,970

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2013	December 31,2014
ASSETS
Cash and restricted cash	71,421	118,250
Other current assets	51,764	17,642
Short-term investment	50,000	-
Vessels, net	855,200	960,423
Advances for vessel acquisitions and vessels under construction	76,299	74,243
Restricted cash non-current	1,423	4,263
Other non-current assets	6,109	7,508
Total assets	1,112,216	1,182,329

LIABILITIES AND EQUITY
Current portion of long-term debt	35,185	17,121
Other current liabilities	22,119	11,597
Long-term debt, net of current portion	473,110	452,447
Other non-current liabilities	3,466	1,065
Shareholders’ equity	578,336	700,099
Total liabilities and equity	1,112,216	1,182,329

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS/(LOSS) PER SHARE

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2013	2014	2013	2014
Net Income/(loss) - Adjusted Net Income
Net Income/(loss)	31,019	(148)	83,257	14,634
Less Gain on asset purchase cancellation	-	-	-	(3,633)
Less Early redelivery (income)/cost	-	-	(7,050)	532
PlusLoss from inventory valuation	-	4,001	-	4,001
Plus Loss/(gain)onderivatives	269	932	(813)	1,977
Plus Foreign currency loss/(gain)	38	(86)	40	(13)
Adjusted Net Income	31,326	4,699	75,434	17,498

EBITDA - Adjusted EBITDA
Net Income/(loss)	31,019	(148)	83,257	14,634
Plus Net Interest Expense	1,864	1,862	8,078	7,514
Plus Depreciation	9,780	11,152	37,394	43,084
Plus Amortization	334	550	1,252	1,472
EBITDA	42,997	13,416	129,981	66,704
Less Gain on asset purchase cancellation	-	-	-	(3,633)
Less Early redelivery (income)/cost	-	-	(7,050)	532
PlusLoss from inventory valuation	-	4,001	-	4,001
Plus Loss/(gain) on derivatives	269	932	(813)	1,977
Plus Foreign Currency loss/(gain)	38	(86)	40	(13)
ADJUSTED EBITDA	43,304	18,263	122,158	69,568

Earnings/(loss) per share
Net Income/(loss)	31,019	(148)	83,257	14,634
Less preferred dividend	818	3,550	1,787	9,390
Net income/(loss) available for common shareholders	30,201	(3,698)	81,470	5,244
Weighted average number of shares	79,916,260	83,454,102	77,495,029	83,446,970
Earnings/(loss) per share	0.38	(0.04)	1.05	0.06

Adjusted EPS
Adjusted Net Income	31,326	4,699	75,434	17,498
Less preferred dividend	818	3,550	1,787	9,390
Adjusted Net income available for common shareholders	30,508	1,149	73,647	8,108
Weighted average number of shares	79,916,260	83,454,102	77,495,029	83,446,970
Adjusted EPS	0.38	0.01	0.95	0.10

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are not recognized measurements under US GAAP.

Adjusted Net Income represents Net income/(loss) before gain on asset purchase cancellation, early redelivery (income)/cost, loss from inventory valuation, (loss)/gain on derivatives and foreign currency, respectively.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain on asset purchase cancellation, early redelivery income/(cost), loss from inventory valuation, (loss)/gain on derivatives and foreign currency, respectively. EBITDA and Adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects from gain on asset purchase cancellation, early redelivery income/(cost),loss from inventory valuation and (loss)/gain on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted Earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and Adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Month Period Ended December 31,		Twelve-Month Period Ended December 31,
	2013	2014	2013	2014

FLEET DATA
Number of vessels at period’s end	28	32	28	32
Average age of fleet (in years)	5.58	5.85	5.58	5.85
Ownership days (1)	2,576	2,944	9,713	11,309
Available days (2)	2,556	2,927	9,647	11,216
Operating days (3)	2,551	2,914	9,615	11,174
Fleet utilization (4)	99.0%	99.0%	99.0%	98.8%
Average number of vessels in the period (5)	28.00	32.00	26.61	30.98

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$22,550	$ 11,849	$18,297	$ 12,007
Daily vessel operating expenses (7)	$4,224	$ 4,226	$4,320	$ 4,477
Daily general and administrative expenses (8)	$1,202	$ 1,179	$1,170	$ 1,179

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available daysrepresent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

(8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series Bpreferred stock, series Cpreferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D” respectively. The Company’s current fleet consists of 33 drybulk vessels, all built 2003 onwards, and the Company has agreed to acquire 11 additional drybulk newbuild vessels to be delivered at various dates through 2018.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com